SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2005
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: December 29, 2005		Signed: Gerald A. Feigel
	By:	Name:	Gerald A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, December 29, 2005
CPR ANNOUNCES PLANNED 2006 CAPITAL INVESTMENT
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced today it plans capital investment of $810 million to $825 million in 2006, a decline from approximately $920 million in 2005 when the railway carried out its largest capacity expansion program in two decades.
Rob Ritchie, Chief Executive Officer of CPR, said: “Our investments in 2006 will take execution of scheduled operations to a new level of excellence, improve fluidity and service to support growth, and ensure our customers, neighbours and employees can continue to count on the integrity and safety of the CPR infrastructure and assets.”
The 2006 capital program will be concentrated mainly on track infrastructure, locomotive power, information technology, and intermodal terminals and other service facilities. This includes approximately:
➢	$570 million to maintain and upgrade rail, ballast, crossties and automated signal systems, and to extend and build sidings, which are used as passing lanes in single-track areas;
➢	$160 million for locomotive maintenance, overhaul and acquisitions, ensuring CPR has the hauling capacity to meet customer demand and service requirements;
➢	$50 million for information technology that will support continued improvement in executing scheduled railway operations; and
➢	$25 million to expand capacity in intermodal terminals and maintain other service facilities to accommodate growing freight volumes.
The remainder of the 2006 capital program will support targeted growth opportunities in higher-yield markets and improved efficiency and productivity.

Note on forward-looking information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca